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www.lw.com

FIRM / AFFILIATE OFFICES
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	Chicago	Paris
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Max A. Webb	Madrid	Washington, D.C.
Assistant Director	Milan

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Manchester United Ltd.
Amendment No. 2 to
Confidential Draft Registration Statement on Form F-1
Submitted on June 21, 2012
CIK No. 0001549107

Dear Mr. Webb:

We are in receipt of the letter dated June 15, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form F-1 (as it may be amended or supplemented, the “Registration Statement”).  We are responding to the Staff’s comments on behalf of Manchester United Ltd. (the “Company”) as set forth below.  Simultaneously with the submission of this letter, the Company is submitting (by secure e-mail) the second amendment to the Registration Statement on Form F-1 (“Amendment No. 2”), which reflects changes made to respond to the Staff’s comments. Courtesy copies of this letter, supporting documentation and Amendment No. 2 (specifically marked to show the changes from Amendment No. 1 to the Registration Statement confidentially submitted on May 21, 2012) are being submitted to the Staff supplementally.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter.  All terms used but not defined herein have the meanings assigned to such terms in Amendment No. 2.  For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below. Page numbers referenced in the Company’s responses refer to page numbers in the marked copy of Amendment No. 2 submitted to the Staff supplementally.

In preparing this response letter, we and the Company have tried to explain both the reasons behind the responses and the revisions made to the Registration Statement.  We hope this will facilitate your review of Amendment No. 2.

General

1.                                      Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented.  Accompanying captions, if any, should also be provided.  We may have comments after reviewing the material.

Response:

The Company notes the Staff’s comment and, prior to printing and distribution of the preliminary prospectus, will provide the Staff with mock-ups of any pages that include any pictures or graphics to be presented, along with accompanying captions, if any.  The Company acknowledges that the Staff may have comments after reviewing the material provided by the Company.

2.                                      The financial statements should be updated, as necessary, to comply with Item 8 of Form 20-F.

Response:

The Company notes the Staff’s comment and will update the financial statements in Amendment No. 2 to the extent necessary to comply with Item 8 of Form 20-F.

3.                                      We note disclosure on page 84 that Syria is one of the countries in which you have granted rights to operate the MU Mobile service.  Syria is identified by the U.S. Department of State as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls.  Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, whether through subsidiaries, distributors, resellers or other direct or indirect arrangements.  Your response should describe any services, products, technology or components you have provided to Syria, and any agreements, commercial arrangements, or other contacts you have had with the Syrian government or entities controlled by the Syrian government.

Response:

The Company notes the Staff’s comment and advises that the mobile service rights relating to Syria described on page 87 of Amendment No. 2 are limited in several important respects.  First, the rights granted are through a master contract between the Company and Saudi Telecom (“STC”) that covers eleven countries in the Gulf region more generally and is not specifically or predominantly related to Syria.  Second, the relevant contract is with STC only, and the Company has had no agreements, commercial arrangements, or other contacts with the Syrian government or any entity controlled by the Syrian government, and the Company has not provided any services, products, technology or components to Syria.  Third, the Company has confirmed that STC has not actually exercised any rights to provide services to Syria, that no such services have in fact been provided to Syria, and that STC has no present plans to provide any such services to Syria.  Finally, even though they are not actually being provided, it appears that the mobile services at issue would likely be outside the scope of and permissible under the U.S. sanctions against Syria.

4.                                      Please discuss the materiality of your contacts with Syria described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

Response:

The Company notes the Staff’s comment and advises, for the above reasons identified in the Company’s response to comment 3, that the Company has determined that the referenced mobile service rights are immaterial both from a quantitative and a qualitative standpoint.  The Company has considered materiality based on quantitative factors, including the approximate dollar amounts of any associated revenues, assets, and liabilities, as well as qualitative factors that a reasonable investor would consider important in making an investment decision in the Company’s securities, including the potential impact on the Company’s reputation and share value.  As described in the Company’s response to comment 3, we have confirmed that the mobile service rights are granted only in the context of a contract with a Saudi entity covering countries in the Gulf region to which services may be provided; that no such services have been provided to Syria and that no such services are presently contemplated; and that there has been no revenue arising from the rights granted with respect to Syria.

The Company understands that various state and municipal governments, universities, and organizations have adopted divestment or similar measures regarding companies that do business with certain U.S.-designated state sponsors of terrorism.  The Company is not aware that any such measures would apply to the facts described above or otherwise have a material impact on the Company’s reputation or share value.

5.                                      Please define industry specific terms used throughout your filing, such as Matchday and First Team.

Response:

The Company notes the Staff’s comment and has revised the disclosure to define industry specific terms used throughout the Company’s filing.  Please see page i of Amendment No. 2.

Prospectus Cover Page

6.                                      Please revise the third paragraph to disclose the weighted voting power of the holders of Class B ordinary shares in the case of a special resolution.

Response:

The Company notes the Staff’s comment and has revised the disclosure to disclose the weighted voting power of the holders of Class B ordinary shares in the case of a special resolution. Please see the prospectus cover page of Amendment No. 2.

Market and Industry Data, page i

7.                                      We note that you have relied on information from Kantar Media for disclosure in this registration statement.  Please file a consent from Kantar Media with your next amendment or advise as to why a consent is not required.  Refer to Securities Act Rule 436.  Please also provide us with a copy of the results of the survey conducted by Kantar Media.

Response:

The Company notes the Staff’s comment and has submitted a consent from Kantar Media with Amendment No. 2.  The Company will supplementally provide the Staff, under separate cover, with a copy of the relevant results from the survey conducted by Kantar Media.

8.                                      We note your disclosure in the second paragraph that you have “659 million followers” based on a survey conducted by Kantar Media.  Please revise to discuss in greater detail what constitutes a follower.  Please also revise to discuss any qualifications or limitations on these survey results.  For example, discuss how the extrapolated number of followers was calculated based on the number of survey respondents and any error deviations.

Response:

The Company notes the Staff’s comment and has revised the disclosure to discuss in greater detail what constitutes a “follower” and the qualifications or limitations of the Kantar Media survey results. Please see page ii of Amendment No. 2.

9.                                      Please provide us copies of the relevant portions of the other third-party reports utilized in preparing the registration statement.  Please also tell us if you commissioned any of these reports.

Response:

The Company notes the Staff’s comment and will supplementally provide the Staff, under separate cover, with copies of the relevant portions of the other third-party reports referenced in the registration statement.  The Company advises the Staff that the Company did not commission any of these reports.

Prospectus Summary, page 1

10.                               We find missing from the summary the picture of the company revealed in the Summary Financial Data of a company which lost money in one of the last two years and would have lost money in two of the last three years but for the extraordinary results due to the sale of a player.  Please revise generally so that the narrative discussion reflects what appears to be a challenging environment for a sports company.

Response:

The Company notes the Staff’s comment and respectfully submits that the Company is thriving in the current environment.  Although the Company, net of the sale of Cristiano Ronaldo in 2009, would have/did have a loss from continuing operations in the years ended June 30, 2009 and 2010, the loss was the result of the interest expense associated with the indebtedness that was repaid in November 2010.  The indebtedness that was repaid, and the corresponding finance costs associated with it, are no longer relevant to the Company’s results of operations.  In addition, in both years ended June 30, 2009 and 2010, the Company realized significant costs associated with the movement in the fair value of swap agreements in place at the time (£47.9 million in 2009 and £11.9 million in 2010).  These swap agreements have been terminated and, as a result, these costs will not recur in the future.  Without these expenses, which are unrelated to the Company’s operating environment, the Company was profitable in the year ended June 30, 2011, and in each of the nine month periods ended March 31, 2011 and 2012.  As evidenced by the Company’s growth in revenue and profit, as well as events such as the new Premier League broadcasting contract which was announced on June 13, 2012, the Company expects to continue to thrive and grow in the current operating environment.

11.                               We note your disclosure in the second full risk factor on page 24 that post-offering your principal shareholder will possess significant voting power through such shareholder’s ownership of your Class B ordinary shares.  In an appropriate place, please revise this section to identify your principal shareholder and to discuss such shareholder’s post-offering control of the company.  Please discuss such shareholder’s voting power and any other governance arrangements, such as board representation rights, in sufficient detail so that investors can clearly understand the corporate governance and control of the company going forward.

Response:

The Company notes the Staff’s comment and has revised the disclosure to identify the Company’s principal shareholder and such shareholder’s post-offering control of the Company, as well as such shareholder’s voting power and other corporate governance arrangements.  Please see page 26 of Amendment No. 2.

12.                               Please revise this section and the prospectus throughout to remove all marketing language.  Examples include “one of the most popular brand pages on Facebook,” “to attract and retain subscribers and drives their revenue,” “storied history,” “rich tradition and success,” “one of the world’s most recognizable brands,” “the strength of our brand goes beyond the world of sports” and “high growth, high margin.” Marketing language that cannot be objectively substantiated should be removed.  To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs.

Response:

The Company notes the Staff’s comment and has revised the disclosure to remove certain marketing language or to revise such language to state that such claims are the beliefs of the Company. For example, please see pages 1, 3, 4 and 5 of Amendment No. 2.

13.                               You state on page i that the prospectus contains information derived from third-party sources.  Please revise this section and the prospectus throughout to disclose the source for all company and industry statistics, trends, projections and facts that you cite.  To the extent any company or industry statistics, trends, projections and facts that you cite were internally generated, please clarify that fact.

Response:

The Company notes the Staff’s comment and has revised the disclosure to disclose the source for all company and industry statistics, trends, projections and facts that the Company cites.  The Company respectfully submits that citations to all internally generated statistics, trends, projections and facts would be superfluous, as all data not cited to third parties is data for which the Company takes responsibility, and therefore has not revised the disclosure in that regard. Please see pages ii, 1, 5, 47, 70, 71, 72 and 74 of Amendment No. 2.

Our Company — Manchester United, page 1

14.                               The first sentence describes football as “the most popular sport on Earth” and the first sentence under Industry Overview on page 69 describes it as “one of the world’s most popular participation and spectator sports.” Please reconcile.  If it is “the” most popular sport, please provide us with substantiation.

Response:

The Company notes the Staff’s comment and has revised the disclosure to describe football as “one of the most popular spectator sports on Earth.”  Please see pages 1 and 70 of Amendment No. 2.

15.                               Tell us how you are able to remove fans of other teams who watch competitive matches with you but would not consider themselves part of your “global community.”

Response:

The Company notes the Staff’s comment and advises that its global community of 659 million followers does not include fans of other teams who watch competitive matches involving Manchester United as a result of such fan’s affinity for Manchester United’s competitors.  Therefore, the Company respectfully submits that it does not remove such fans from its determination of the size of Manchester United’s global community of followers and that 659 million represents the number of Manchester United followers.

16.                               You state in the second paragraph of this section that your 659 million followers “actively engage” with you in a variety of ways.  You also state in the first bullet point on page 3 that you “enjoy the global support” of your 659 million followers.  Please tell us how you determined that 659 million individuals actively engage with and support you.  Otherwise, please revise your references to your community of followers to include disclosure for which you have a reasonable basis.

Response:

The Company notes the Staff’s comment and has revised references to the Company’s community of followers to include disclosure for which the Company has a reasonable basis. Please see pages 1 and 70 of Amendment No. 2.

Our Business Model and Revenue Drivers, page 2

17.                               Please revise this section to disclose your total revenues and profit or loss for the years ended June 30, 2009, 2010 and 2011.

Response:

The Company notes the Staff’s comment and has revised the disclosure to include the Company’s total revenues and profit or loss for the years ended June 30, 2009, 2010 and 2011. Please see page 3 of Amendment No. 2.

18.                               We note that throughout this section you disclose your sector and in certain cases sub-sector revenue for your last completed fiscal year.  Please revise to disclose comparable information for each fiscal year included in your audited financial statements.

Response:

The Company notes the Staff’s comment and has revised the disclosure to provide comparable sector and sub-sector revenue information for each of the fiscal years ended June 30, 2009, 2010 and 2011.  Please see pages 2-3, 70 and 71 of Amendment No. 2.

19.                               Please revise to describe costs associated with your principal sectors.

Response:

The Company notes the Staff’s comment and advises that it considers that it engages in only one business activity: the business of operating a professional football club which generates revenue from several sources.  The substantial majority of operating costs, including employee benefit expense, stadium costs and other group overheads, are not allocated to the principal sectors of Commercial, Broadcasting and Matchday.  Less than 12% of operating expenses, representing variable costs, are allocated by sector. These costs relate to sponsorship and marketing (Commercial), television rights (Broadcasting) and police and security, membership packages, catering and domestic cup gateshare (Matchday).  Given the quantum of these variable costs, the Company does not consider additional description of this relatively small portion of the total operating costs to be meaningful in gaining an understanding of the sectors.

20.                               We note throughout this section that you disclose compound annual growth rates from fiscal year 2009 through fiscal year 2011 for certain of your principal sectors.  Please revise to provide this information on a year by year basis.  Please also revise to include appropriate balancing language that there is no guarantee that comparable growth rates will be achieved in the future.  Please also revise the first bullet of the Our Strategy section on page 3 and the prospectus throughout accordingly.

Response:

The Company notes the Staff’s comment and has revised the disclosure to provide compound annual growth rates on a year by year basis and to include balancing language that there is no guarantee that comparable growth rates will be achieved in the future.  Please see pages 2 and 71 of Amendment No. 2.

21.                               Please refer to the “Commercial” bullet and the “Retail, Merchandising, Apparel & Product Licensing” sub-bullet.  We note that Nike pays you a minimum guaranteed amount and a share of the business’ cumulative profits.  Please revise to quantify the minimum guaranteed amount and the percentage of cumulative profits.

Response:

The Company notes the Staff’s comment and has revised the disclosure to quantify the minimum guaranteed amount and the percentage of cumulative profits paid by Nike to the Company.  Please see pages 2 and 71 of Amendment No. 2.

22.                               Please refer to the “Matchday” bullet.  We note that your Matchday revenue has decreased from the year ended June 30, 2009.  Please revise to clarify this fact.  Please also revise the statement preceding the bullet that the Matchday sector provides consistent and growing cash flow accordingly.

Response:

The Company notes the Staff’s comment and has revised the disclosure to clarify that the Company’s Matchday revenue decreased from the year ended June 30, 2009 and accordingly revised the bullet that states that the Matchday sector provides consistent and growing cash flow.  Please see pages 2-3 and 71 of Amendment No. 2.

Our Competitive Strengths, page 2

23.                               Please remove the word “proven” and the phrase “proven track record” in the last bullet since they suggest that past achievements might guarantee future achievements.

Response:

The Company notes the Staff’s comment has revised the disclosure to remove the word “proven” and the phrase “proven track record” in the last bullet under the caption “Our Competitive Strengths” on pages 4 and 72 of Amendment No. 2.

24.                               Please provide us with data showing that your content, as referred to in the fourth bullet, is followed year-round.  If it is “followed” significantly less when it does not consist of games, please disclose.

Response:

The Company notes the Staff’s comment and will supplementally provide the Staff, under separate cover, with data showing that the Company’s content is followed year-round.  The Company advises that while activity across media platforms peaks on matchdays, the

Company’s content is followed closely and fan engagement is high between matchdays and in the offseason.

Our Market Opportunity, page 4

25.                               We note that the industry statistics disclosed in this section discuss markets which are broader than your current business and operations.  In this regard, we note the references to the global sports industry, global advertising, global television subscription and licensing fees and global wholesale apparel market.  Please balance your disclosure in this section by clarifying that your business represents a very small portion of these markets and that growth in these broader markets may not result in corresponding growth in your business.  Additionally, please revise to include appropriate balancing language that there is no guarantee that the projected compound annual growth rates to which you cite will be achieved in the future.

Response:

The Company notes the Staff’s comment and has revised the disclosure to clarify that the Company’s business represents a small portion of the global sports industry, global advertising, global television subscription and licensing fees and global wholesale apparel market, and growth in these broader markets may not result in corresponding growth in the Company’s business.  Additionally, the Company has revised the disclosure to include balancing language that there is no guarantee that the projected compound annual growth rates cited will be achieved in the future. Please see pages 5 and 74 of Amendment No. 2.

26.                               In the last paragraph of this section, please disclose the percentage of your most recent annual revenues that were contributed by the mobile technology and social media.  Tell us why you believe such markets are in their infancy as opposed to being sufficiently developed to have located a significant percentage of the people who would be interested in following you on such social media.

Response:

The Company notes the Staff’s comment and has revised the disclosure to reflect the percentage of the Company’s most recent annual revenues that were contributed by mobile technology and social media.  Please see pages 5 and 74 of Amendment No. 2.

The Company advises that it believes such markets are in their infancy because social media platforms such as Facebook have not yet saturated several of the Company’s key markets, including China, and in certain developing territories.  In addition, the Company currently has no social media presence in China, and, as such, the Company’s access to China and certain developing markets positions it for continued growth.

The Offering, page 6

Voting rights, page 6

27.                               We note that your Class B ordinary shares have preferential voting rights.  Based on the number of Class A and Class B ordinary shares to be outstanding after this offering, please revise to disclose the relative voting power of each class.

Response:

The Company notes the Staff’s comment and has revised the disclosure to disclose the relative voting power of the Company’s Class A and Class B ordinary shares to be outstanding after this offering.  Please see page 7 of Amendment No. 2.

The Reorganization Transactions, page 7

28.                               Please consider adding structure charts with graphics to help illustrate the narrative description of the reorganization transaction and the offering.  These charts should illustrate the various steps of the reorganization transaction and the offering to include the final organizational structure including the relative ownership of your Class A and Class B ordinary shares and associated voting rights between your principal shareholder and the public.

Response:

The Company notes the Staff’s comment and has revised the disclosure to include a structure chart to help illustrate the narrative description of the reorganization transactions and the offering.  The structure chart that has been included illustrates the final organization structure including the relative ownership of the Company’s Class A and Class B ordinary shares and associated voting rights between the Company’s principal shareholder and the public.  Please see page 9 of Amendment No. 2.

Risk Factors, page 11

29.                               Please add a risk factor that the new social media and other technology may have already led you to contact virtually all of your “community” in a way that might flat line your revenue growth.

Response:

The Company notes the Staff’s comment and respectfully submits that a risk factor stating that new social media and other technology may have already led the Company to contact virtually all of the Company’s “community” in a way that might flat line the Company’s revenue growth is not a material risk that investors face in investing in the Company.  The Company anticipates that its “community” will grow in line with the expected continued growth in broadband internet and mobile services in emerging markets, and therefore the revenue generated from the Company’s “community” will also continue to grow.  Due to the Company’s belief that its “community” and corresponding revenue will grow in line with the expected continued growth in broadband internet and mobile services in emerging markets, the Company has not revised the disclosure of Amendment No. 2 in response to this comment.

It may not be possible to renew or replace key commercial agreements, page 13

30.                               We note your disclosure in the third paragraph that you are subject to certain contractual restrictions under your sponsorship agreement with Nike.  Please revise to briefly highlight any material contractual restrictions so that investors can appreciate this risk.

Response:

The Company notes the Staff’s comment and has revised the disclosure to highlight material contractual restrictions under the Company’s sponsorship agreement with Nike.  Please see page 15 of Amendment No. 2.

The markets in which we operate are highly competitive, page 16

31.                               We note your disclosure in the first paragraph that European and Premier League football clubs are spending substantial sums on transfer fees and player salaries.  Taking into consideration your first team’s age profile, contractual situation and your youth academy prospects, please advise, with a view towards revised disclosure, whether you anticipate being a more active participant in this market in the foreseeable future in comparison to prior years.

Response:

The Company notes the Staff’s comment and advises that, taking into account these factors, it does not currently anticipate being a more active participant in the player market in the foreseeable future in comparison to prior years.

Failure to adequately protect our intellectual property, page 19

32.                               If one of the countries in which you conduct business in the Asia Pacific region is China, then identify China as one of those foreign countries that does not protect intellectual property rights to the same extent as the laws of the United Kingdom, Europe and the United States.

Response:

The Company notes the Staff’s comment and has revised the disclosure to identify China as a foreign country that does not protect intellectual property rights to the same extent as the laws of the United Kingdom, Europe and the United States.  Please see page 21 of Amendment No. 2.

33.                               Please tell us, with a view toward disclosure, whether you have been subject to cyber-attacks.

Response:

The Company notes the Staff’s comment and advises the Staff that the Company has not experienced any cyber-attacks on its information systems.

Our indebtedness could adversely affect our financial health, page 22

34.                               Please explain why you have included a cross-reference to the Use of Proceeds section in this risk factor.

Response:

The Company notes the Staff’s comment and advises the Staff that the cross-reference to the Use of Proceeds section in this risk factor was unintentional.  The Company has removed the cross-reference to the Use of Proceeds section in this risk factor.  Please see page 24 of Amendment No. 2.

Our variable rate indebtedness subjects us to interest rate risk, page 24

35.                               Please revise to quantify the amount of indebtedness subject to variable rates.

Response:

The Company notes the Staff’s comment and has revised the disclosure to reflect that the Company does not currently have any indebtedness subject to variable rates.  Please see page 26 of Amendment No. 2.

Following the offering, we will be a “controlled company,” page 24

36.                               Clarify that, in the event that you were to lose your “controlled company” status, you could still rely on the NYSE or Nasdaq rules that permit a foreign private issuer to follow its home country requirements to some extent concerning corporate governance issues, including whether a majority of its board of directors must be independent.

Response:

The Company notes the Staff’s comment and has revised the disclosure to clarify that, in the event that the Company were to lose its “controlled company” status, it could still rely on the NYSE or Nasdaq rules that permit a foreign private issuer to follow its home country requirements to some extent concerning corporate governance issues, including whether a majority of its board of directors must be independent.  Please see pages 26-27 of Amendment No. 2.

We may lose our foreign private issuer status in the future, page 26

37.                               Disclose that, if you lose your foreign private issuer status, you would become subject to Exchange Act Section 14’s proxy disclosure requirements and your officers, directors, and principal shareholders would become subject to Exchange Act Section 16’s insider short swing profit disclosure and recovery rules.  Further provide one or more examples of how the U.S. domestic issuer forms are more detailed and extensive than the foreign private issuer forms (e.g. in the area of executive compensation).

Response:

The Company notes the Staff’s comment and has revised the disclosure to reflect that if the Company lost its foreign private issuer status it would become subject to Exchange Act Section 14’s proxy disclosure requirements and its officers, directors, and principal shareholders would become subject to Exchange Act Section 16’s insider short swing profit disclosure and recovery rules.  The Company has also revised the disclosure to provide one example of how the U.S. domestic issuer forms are more detailed and extensive than the foreign private issuer forms. Please see pages 28-29 of Amendment No. 2.

Anti-takeover provisions in our organizational documents and Cayman Islands law, page 27

38.                               Briefly identify the Cayman Islands legal provisions that could delay or prevent a change of control.

Response:

The Company notes the Staff’s comment and has revised the disclosure to identify the Cayman Islands legal provisions that could delay or prevent a change of control.  Please see page 29 of Amendment No. 2.

There may be difficulties in enforcing foreign judgments against us, page 30

39.                               This risk factor is redundant of the risk factor entitled “[i]t may be difficult to enforce a U.S. judgment against us, our directors and officers. . .”  Revise accordingly.

Response:

The Company notes the Staff’s comment and has revised the disclosure to combine into one risk factor the salient risks disclosed in the two risk factors identified by the Staff.  Please see page 33 of Amendment No. 2.

Use of Proceeds, page 35

40.                               Please revise the first paragraph to quantify the net proceeds if the overallotment option is exercised in full.

Response:

The Company notes the Staff’s comment and has revised the disclosure to quantify the net proceeds if the overallotment option is exercised in full.  Please see page 37 of Amendment No. 2.

41.                               We note your disclosure in the third paragraph that you intend to use the net proceeds for working capital and general corporate purposes including certain generally identified purposes.  Please revise to more specifically identify and quantify the principal intended uses of the net proceeds.  If you are unable to be more specific, please revise to state that you currently have no specific plan for the proceeds and explain why you are conducting this offering.

Response:

The Company notes the Staff’s comment and has revised the disclosure to state that the Company currently has no specific plan for the use of proceeds and to explain why the Company is conducting the offering. Please see page 37 of Amendment No. 2.

The Company advises that it is currently evaluating various general corporate purposes, but it has no current commitments for a significant portion of the proceeds.  When the Company makes a definitive plan for the use of the net proceeds of the offering, the Company will add more specific disclosure regarding the intended use of proceeds.

Capitalization, page 37

42.                               Please revise this section to provide a statement of capitalization and indebtedness as of a date no earlier than 60 days prior to the date of the registration statement showing your capitalization on an actual basis and as adjusted to reflect the sale of your Class A ordinary shares and the intended application of the net proceeds from the offering.  Refer to Item 3.B of Form 20-F.

Response:

The Company notes the Staff’s comment and respectfully submits that the Staff has advised that it will not object if a foreign private issuer presents its capitalization table as of the same date as the most recent balance sheet required in the registration statement.  See International Reporting and Disclosure Issues in the Division of Corporate Finance, Section III.B.f. (November 1, 2004).

The Company has revised the disclosure to provide a statement of the Company’s capitalization and indebtedness on an actual basis and as adjusted to reflect the sale of the

Company’s Class A ordinary shares and the intended application of the net proceeds from the offering.  Please see page 39 of Amendment No. 2.

43.                               The capitalization table should not function as a balance sheet.  Accordingly, delete the “cash and cash equivalents” item.

Response:

The Company notes the Staff’s comments and has revised the disclosure to remove the “cash and cash equivalents” item from the capitalization table.  Please see page 39 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition, page 43

Revenue Drivers, page 43

Retail, Merchandising, Apparel & Product Licensing, page 44

44.                               Please refer to the second paragraph.  We note that the minimum revenue generated pursuant to your Nike agreement for the fiscal years 2012, 2013, 2014 and 2015 is subject to certain reductions in the event you fail to perform in the Premier League or qualify for the Champions League.  Please revise to discuss in greater detail and quantify the potential reductions.

Response:

The Company notes the Staff’s comment and has revised the disclosure to discuss in greater detail the potential reductions under the Nike agreement and to quantify the maximum possible reduction of £6.35 million under the Nike agreement, which would only occur if the Manchester United first team is relegated from the Premier League.  The Company respectfully submits that the Manchester United first team has not been relegated since the inception of the Premier League and has not been relegated from the top division of English football since 1974.  The Company does not believe it will be relegated during the remaining term of the Nike agreement.  Please see page 46 of Amendment No. 2.

45.                               With regard to your agreement with Nike, please quantify for each period presented the amount of revenue you received due to the minimum guarantee (i.e., amounts not based on actual sales by Nike).  Please also disclose the estimated impact of such amounts on future results.

Response:

The Company notes the Staff’s comment and has revised the disclosure to quantify for each period presented the amount of revenue the Company received due to the minimum guarantee under the Company’s agreement with Nike.  Please see 46 of Amendment No. 2.

Broadcasting, page 45

46.                               Please revise to quantify the revenue generated from MUTV for the years ended June 30, 2009, 2010 and 2011.

Response:

The Company notes the Staff’s comment and has revised the disclosure to quantify the revenue generated from MUTV for the years ended June 30, 2009, 2010 and 2011.  Please see page 47 of Amendment No. 2.

Results of Operations, page 48

47.                               Please consider revising to make use of tables to list and quantify factors to which changes in results are attributed, with the narrative disclosure explaining the underlying business reasons for each of the factors listed.

Response:

The Company notes the Staff’s comment and respectfully submits that it does not believe the use of tables to list and quantify factors to which changes in results are attributed, with narrative disclosure explaining the underlying business reasons for each of the factors listed in such tables, is an effective presentation of the Company’s results of operations.  Due to the Company’s belief that the use of such tables will not provide a clear presentation, the Company has not revised the disclosure on page 50 of Amendment No. 2.

48.                               We believe it would be useful to investors’ understanding of your business if your disclosure included an analysis of direct operating expenses for your three principal sectors so investors have a clearer understanding of the contribution to profits of each of these sectors.  Please revise as appropriate.

Response:

The Company notes the Staff’s comment and refers the Staff to the Company’s responses to comments 19 and 86.  Because the Company manages the business as a single operating segment, less than 12% of operating expenses, which represent variable costs, are attributed to the principal sectors.  Management does not prepare any profitability measures on a sector basis.  Given the relative quantum of these variable costs, the Company respectfully advises the Staff that it has not provided further analysis of direct operating expenses because it does not believe that such information would enhance an investors’ understanding of the profitability of the business.

Six Months Ended December 31, 2011, page 48

49.                               Throughout your discussion, please expand your disclosure to analyze each identified factor contributing to a change in your various revenue and expense categories.  As examples, you disclose that new media & mobile revenue increased by 23.9% or £2.0 million without explaining the factors that caused the revenue to increase.  In addition, you disclose that retail, merchandising, apparel & product licensing revenue increased 15.9% or £2.3 million without explaining the factors behind the increased revenue.  Refer to Section 501 of the Financial Reporting Codification for further guidance.

Response:

The Company notes the Staff’s comment and has revised the disclosure to expand the analysis of factors contributing to a change in the Company’s various revenue and expense categories.  Please see pages 50, 51 and 52 of Amendment No. 2.

Matchday revenue, page 49

50.                               Please quantify and discuss gate receipts, concessions, and any other significant source of matchday revenue.  In addition, tell us whether you incur cost of sales for concessions.

Response:

The Company notes the Staff’s comment and has revised the disclosure to disclose the amount of gate receipts and hospitality revenue as sources of matchday revenue.  However, the Company advises the Staff that the amount of concessions comprising matchday revenue was less than £3.0 million, which the Company respectfully submits is an immaterial amount to the Company.  In addition, the Company advises the Staff that the Company does incur cost of sales for concessions, which the Company respectfully submits is also an immaterial amount.  Due to the immateriality of revenue from concessions for the year ended June 30, 2011, the Company has not revised the disclosure on page 47 of Amendment No. 2.

Operating expenses, page 49

51.                               Please consider revising to provide a more detailed discussion and analysis of the changes in your various operating expenses, such as changes in significant sub-categories of expenses and underlying business reasons for the changes.  Please also consider quantifying cash expenses and amortized expenses.

Response:

The Company notes the Staff’s comment and respectfully advises that the current disclosure reflects the significant business reasons for the changes to the Company’s various operating expenses, and any other business reasons that are not disclosed and may account for the changes are individually insignificant.  Due to the insignificance of any other business reasons for the changes to the Company’s various operating expenses, the Company has not revised the disclosure.

Tax (expense)/credit, page 50

52.                               You disclose that the increase in the tax credit of £20.9 million in the six months ended December 31, 2011 compared to 2010 results from the recognition of a previously unrecognized deferred tax asset of £21.3 million.  Please tell us the nature of this previously unrecognized deferred tax asset and what triggered recognition during the period.

Response:

The Company notes the Staff’s comment and advises that the deferred tax asset relates to non-trading losses which the Company had previously not been able to access.

The Group had carried forward UK tax losses contained in two subsidiaries, Red Football Limited (“RFL”) and Red Football Joint Venture Limited (“RFJVL”) on which it had previously not recognized a deferred tax asset because the Group concluded it was not probable that future taxable profit would arise in either of these two entities against which the losses could be utilized.  The majority of the UK tax losses resulting in the previously unrecognized deferred tax asset of £31.8 million at June 30, 2011 reside in RFL.  The amounts relating to the previously unrecognized deferred tax asset are disclosed within note 24 on page F-49 in accordance with paragraph 81(e) of IAS 12 Income Taxes.

Following a refinancing in 2010 which resulted in a reduction in debt and interest in RFL, the Group undertook an analysis of the losses within RFL to determine whether these losses could be utilized.  At June 30, 2011, this analysis had not been finalized. Therefore there remained sufficient doubt such that it was not probable that the losses could be utilized due to concerns that the losses may not be utilizable, and accordingly, the Group did not recognize the deferred tax asset.  During the first half of fiscal 2012, the Group finalized this tax analysis and sought additional advice from tax advisors, including further detailed investigation of the relevant tax legislation and, based on the information then received, the Group concluded that it is probable that the losses would be available to be utilized.  Management assessed the amount of the deferred tax asset that could be recognized in accordance with paragraph 37 of IAS 12. Given that the UK tax losses have no expiration date and the Group expects to have sufficient taxable income available in RFL to utilize the UK tax losses, the Group recognized the deferred tax asset for the full amount of UK tax losses contained in RFL.

The Group has concluded that it is not probable that they will be able to utilize the remaining portion of the brought forward non-trading UK tax losses within RFJVL.  Accordingly, given they are considered to be inaccessible, no deferred tax asset has been recognized.  Disclosures in relation to these unrecognized losses will continue to be provided in the annual financial statements in accordance with paragraph 81(e) of IAS 12.

Years Ended June 30, 2011 as Compared to the Year Ended June 30, 2010, page 50

Matchday revenue, page 51

53.                               Please revise to disclose the amount of the increase in matchday revenue that resulted from hospitality and the amount that resulted from gate receipts.

Response:

The Company notes the Staff’s comment and has revised the disclosure to disclose the amount of the increase in Matchday revenue that resulted from hospitality and the amount that resulted from gate receipts.  Please see page 53 of Amendment No. 2.

Years Ended June 30, 2010 as Compared to the Year Ended June 30, 2009, page 53

Profit on disposal of players’ registrations, page 55

54.                               Please revise to identify the player disposed of in 2009 which resulted in the unusually high profit in fiscal year 2009.

Response:

The Company notes the Staff’s comment and has revised the disclosure to identify the player disposed of in 2009 which resulted in the unusually high profit in fiscal year 2009.  Please see page 57 of Amendment No. 2.

Liquidity and Capital Resources, page 55

55.                               You state your business benefits from a favorable working capital position.  However, we note that as of June 30, 2011 and December 31, 2011, you had negative working capital.  Please revise this statement, as appropriate.

Response:

The Company notes the Staff’s comment and has revised the disclosure to explain how the Company’s business benefits from a favorable working capital position.  Please see page 58 of Amendment No. 2.

Capital expenditures at Old Trafford, page 56

56.          We note you invest in facilities such as Old Trafford stadium.  Please revise Note 2 to your financial statements to disclose your accounting policy for maintenance and capital improvements, including your method for determining whether costs are expensed or capitalized.

Response:

The Company notes the Staff’s comment and has revised the disclosure to disclose the Company’s accounting policy for maintenance and capital improvements, including its method for determining whether costs are expensed or capitalized.  Please see page F-13 of Amendment No. 2.

New media capital expenditure, page 57

57.          Please quantify how much you intend to invest in your new media assets.

Response:

The Company notes the Staff’s comment and has revised the disclosure to quantify the amount the Company intends to invest in the Company’s new media assets.  Please see page 59 of Amendment No. 2.

Indebtedness, page 60

Description of principal indebtedness, page 61

Revolving credit facility, page 61

58.          Please revise to disclose the amount outstanding and available under this revolving credit facility as of the end of the most recent interim period.

Response:

The Company notes the Staff’s comment and has revised the disclosure to reflect the amount outstanding and available under the Company’s revolving credit facility as of the end of the most recent interim period.  Please see page 63 of Amendment No. 2.

Business, page 68

59.          Please revise to remove all marketing language.  Examples not previously commented upon include “iconic,” “one of the most famous and historic stadiums in the world,” “our hallowed ground” and “rich and glorious history.”

Response:

The Company notes the Staff’s comment and has revised the disclosure in the prospectus to remove certain marketing language or to revise such language to state that such claims are the beliefs of the Company. For example, please see pages 70, 72, 74 and 90 of Amendment No. 2.

60.          In an appropriate place, please revise to add a new section to discuss the UEFA financial fair play initiative.  Please discuss in enough detail so that investors can understand how these new rules could affect the performance of your first team and your business, results of operations, financial condition or cash flow in the future either directly or by changing the competitive environment in which you compete.

Response:

The Company notes the Staff’s comment and has revised the disclosure to discuss the UEFA financial fair play initiative.  Please see pages 91 and 92 of Amendment No. 2.

Youth academy, page 75

61.          We note your disclosure in the first paragraph that a number of players from your youth academy have achieved a regular place on your first team.  Please revise to quantify the number of players from your youth academy who have achieved a regular place on your first team in comparison to the number of players you have acquired from other clubs.

Response:

The Company notes the Staff’s comment and has revised the disclosure to quantify the number of players from the Company’s youth academy who have achieved a place on the Manchester United first team in comparison to the number of players the Company has acquired from other clubs since 1997.  Please see page 78 of Amendment No. 2.

Revenue Sectors, page 76

Commercial, page 76

Our current sponsors, page 77

62.          Please revise the table on page 78 to quantify the significance of each sponsor to your revenue in the last completed fiscal year.

Response:

The Company notes the Staff’s comment and advises that no sponsor accounted for 10% or more of the Company’s revenue in the last completed fiscal year, and therefore the Company respectfully submits that no single sponsor was significant to the Company’s revenue in the last completed fiscal year.  Due to the insignificance of each sponsor to the Company’s revenue in the last completed fiscal year, the Company has not revised the table on page 80 of Amendment No. 2.

Sponsorship income from the Premier League, page 78

63.          Please revise to quantify the revenue that you have received from sponsorship arrangements negotiated by the Premier League for each fiscal year included in your audited financial statements.

Response:

The Company notes the Staff’s comment and advises that the amount of revenue the Company has received from sponsorship arrangements negotiated by the Premier League for each fiscal year included in the Company’s audited financial statements was less than £5 million, which the Company respectfully submits is an immaterial amount to the Company. Due to the immateriality of the amount of revenue that the Company received from sponsorship arrangements negotiated by the Premier League for each fiscal year in the Company’s audited financial statements, the Company has not revised the disclosure on page 80 of Amendment No. 2.

Training kit partner, page 79

64.          Please revise to discuss in greater detail and to quantify the payments to be paid by DHL under the training kit partnership arrangement.

Response:

The Company notes the Staff’s comment and advises that the payments to be paid by DHL under the training kit partnership agreement are £12.2 million or less per year, which the Company respectfully submits is an immaterial amount to the Company.  Due to the immateriality of the payments to be paid by DHL under the training kit partnership arrangement, the Company has not revised the disclosure on page 82 of Amendment No. 2.

Retail, page 81

65.          Please tell us whether your retail stores are managed by Nike.

Response:

The Company notes the Staff’s comment and has revised the disclosure to reflect that its retail stores are managed by Nike.  Please see page 84 of Amendment No. 2.

New Media & Mobile, page 82

66.          We note your growth in the number of Facebook connections since July 2010.  Please revise to add balancing language that there is no guarantee that your Facebook connections will continue to grow at comparable rates in the future.  Please revise the “Social media” section on page 85 accordingly.

Response:

The Company notes the Staff’s comment and has revised the disclosure to add balancing language that there is no guarantee that the Company’s Facebook connections will continue to grow at comparable rates in the future.  Please see pages 85 and 88 of Amendment No. 2.

Broadcasting, page 85

67.          We note that a significant portion of your Broadcasting revenue is dependent on your continued participation in the Premier League and the Champions League and the success of your first team in each respective league.  We also note your disclosure in the Broadcasting section on page 45 regarding the aggregate amounts received from each league over the last three seasons.  Please revise this section to discuss in greater detail and to quantify how these respective amounts are calculated.  Consider including an illustrative example based on your last completed season in each league with narrative disclosure to discuss how the respective amounts would have changed based on differing performance by your first team.

Response:

The Company notes the Staff’s comment and has revised the disclosure to discuss in greater detail, and to quantify, how the aggregate amounts received from the Premier League and Champions League over the last three seasons are calculated.  Please see pages 88 and 89 of Amendment No. 2.

Customers, page 90

68.          We note that Note 5 to your audited financial statement discloses two greater than ten percent customers.  In this section, however, you only identify the Premier League as a significant customer in terms of revenue.  Please revise to disclose the name and percentage of each customer who accounts for ten percent or more of your revenues for the years ended June 30, 2009, 2010 and 2011.  Refer to Item 4.B.6 of Form 20-F.

Response:

The Company notes the Staff’s comment and has revised the disclosure to identify the name and percentage of each customer who accounts for ten percent or more of the Company’s revenues for the years ended June 30, 2009, 2010 and 2011.  Please see page 94 of Amendment No. 2.

Management, page 91

Executive Officers and Directors, page 91

69.          Please advise whether there are any arrangements or understandings with your principal shareholder pursuant to which any director or officer was selected as a director or officer.  To the extent applicable, please revise.  Refer to Item 6.A.5 of Form 20-F.  In this regard, we note your disclosure in the Directors section on page 105 which references a “designated director.”

Response:

The Company notes the Staff’s comment and has revised the disclosure to note that there are no arrangements or understandings with the Company’s principal shareholder pursuant to which any director or officer was selected as a director or officer.  Please see page 96 of Amendment No. 2.

Compensation, page 95

Directors and Executive Management Compensation, page 95

70.          Please advise, with a view towards revised disclosure, whether you have disclosed or are required to disclose in the Cayman Islands or elsewhere (e.g. the United Kingdom) the compensation of your executive officers and directors on an individual basis for your most recently completed fiscal year.  Refer to Item 6.B.1 of Form 20-F.

Response:

The Company notes the Staff’s comment and advises that neither Cayman Islands nor United Kingdom law requires the disclosure of the compensation of the Company’s executive officers and directors on an individual basis for the most recently completed fiscal year.

2012 Equity Incentive Award Plan, page 96

71.          We note your disclosure in The Offering section on page 6 that in connection with the offering you intend to grant certain option and restricted share unit awards pursuant to your 2012 Equity Incentive Award Plan.  To the extent you grant your executive officers or directors any option and restricted share unit awards, please revise this section to disclose the information required by Item 6.E.1 of Form 20-F.

Response:

The Company notes the Staff’s comment and advises that it has not granted any options or restricted share unit awards pursuant to the Company’s 2012 Equity Incentive Award Plan because such plan has not yet been adopted.  If and when the Company adopts the 2012 Equity Incentive Award plan and grants certain options and restricted share unit or other equity awards to its executive officers or directors, the Company will revise the disclosure to include the information required by Item 6.E.1 of Form 20-F.

Certain Relationships and Related Party Transactions, page 100

Loans to Principal Shareholder, page 100

72.          Please identify the individuals who received these related party loans and the amounts received by each.  Please also disclose any relationships between the related party and the company other than through their affiliation with your principal shareholder.  We note, for example, that some of the recipients appear to be officers and directors of the company.

Response:

The Company notes the Staff’s comment and has revised the disclosure to identify the individuals who received the related party loans and the amounts received by each individual.  The Company has further revised the disclosure to disclose any relationship between such individuals and the Company other than through their affiliation with the Company’s principal shareholder.  Please see page 104 of Amendment No. 2.

73.          We note the disclosure on page 36 regarding the April 25, 2012 distribution of £10.0 million to your principal shareholder.  Please discuss this distribution in your related party transaction section.  We also note that the date and amount of the distribution coincides with the date and amount of the loan to affiliates of your principal shareholder that was recently repaid.  To the extent the repayment of the loan and the distribution are related transactions, please clarify that fact.

Response:

The Company notes the Staff’s comment and has revised the disclosure to discuss the April 25, 2012 distribution in the section of the prospectus titled “Certain Relationships and Related Party Transactions,” and to clarify that the distribution and repayment of the loan to affiliates of the Company’s principal shareholder are related transactions.  Please see page 104 of Amendment No. 2.

Principal and Selling Shareholder, page 101

74.          Please revise to identify the six lineal descendants of Mr. Malcolm Glazer.  Refer to Item 7.A.3 of Form 20-F.

Response:

The Company notes the Staff’s comment and has revised the disclosure to identify the six lineal descendants of Mr. Malcolm Glazer.  Please see page 106 of Amendment No. 2.

75.          We note that the lineal descendants of Mr. Malcolm Glazer and their corresponding trusts have disclaimed beneficial ownership of securities “except to the extent of their pecuniary interest therein.” Please note that for the purposes of Exchange Rule 13d-3(a), beneficial ownership is not determined based on pecuniary interest.  Please revise footnote (3) to the Principal and Selling Shareholder table accordingly or tell us why such a disclaimer is appropriate.

Response:

The Company notes the Staff’s comment and has revised the disclosure accordingly.  Please see page 106 of Amendment No. 2.

Description of Share Capital, page 103

76.          We note your disclosure in the second full risk factor on page 29 that your articles of association contain certain limitations which may limit your shareholders from being able to invest in more than one Premier League football club.  Please revise this section to describe these limitations.  Refer to Item 10.B.6 of Form 20-F.

Response:

The Company notes the Staff’s comment and has revised the disclosure to describe the limitations contained in the Company’s articles of association which may limit the Company’s shareholders from being able to invest in more than one Premier League football club.  Please see page 109 of Amendment No. 2.

Ordinary Shares, page 103

General, page 103

77.          We note your disclosure in the first paragraph that all of your issued and outstanding ordinary shares are fully paid and non-assessable.  This is a legal conclusion that must be opined upon by legal counsel.  Either attribute the statement to legal counsel or delete it.

Response:

The Company notes the Staff’s comment and has revised the disclosure to attribute to legal counsel the statement that all of the Company’s outstanding ordinary shares are fully paid and non-assessable.  Please see page 107 of Amendment No. 2.

Material US Federal Income Tax Considerations, page 112

78.          Please revise this section throughout to state that prospective investors are encouraged to consult their own tax advisors, rather than stating that they “should” consult their own tax advisors.

Response:

The Company notes the Staff’s comment and has revised the disclosure to state that prospective investors are “encouraged” to consult their own tax advisors, rather than stating that they “should” consult their own tax advisors.  Please see pages 116 and 119 of Amendment No. 2.

79.          We note your discussion of US federal income tax consequences in this section.  Item 601(b)(8) of Regulation S-K requires you to file a tax opinion where the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing.  It appears that a tax opinion as to US federal income tax consequences is required since the discussion references tax consequences that would be material to investors.  Please include a tax opinion and consent of counsel with the next amendment and revise this section accordingly.  Refer to Section III of Staff Legal Bulletin No. 19 for further guidance regarding the form and contents of tax opinions.

Response:

The Company notes the Staff’s comment and advises that it will include a tax opinion and consent of counsel with an amendment to the Registration Statement.

80.          An investor is entitled to know of the material US federal income tax consequences, rather than just considerations, regarding the ownership and disposition of your ordinary shares.  Revise accordingly.

Response:

The Company notes the Staff’s comment and has revised the disclosure to refer to material US federal income tax consequences, rather than considerations.  Please see page 116 of Amendment No. 2.

81.          Briefly explain why you expect to be treated as a domestic corporation for US federal income tax purposes pursuant to I.R.C. Section 7874.

Response:

The Company notes the Staff’s comment and advises that it expects to be treated as a domestic corporation for US federal income tax purposes pursuant to I.R.C. Section 7874 because it does not have substantial business activities in the Cayman Islands, it will indirectly acquire substantially all of the properties constituting a trade or business of a domestic partnership prior to the offering and it satisfies the other technical requirements of I.R.C. Section 7874 relating to stock ownership.

82.          Clarify whether being deemed a domestic corporation pursuant to I.R.C. Section 7874 precludes you from being potentially subject to the I.R.C. provisions governing a passive foreign investment company.

Response:

The Company notes the Staff’s comment and advises that being treated as a domestic corporation pursuant to I.R.C. Section 7874(b) will preclude it from being potentially subject to the I.R.C. provisions governing a passive foreign investment company. I.R.C. Section 1297 defines a passive foreign investment company as a “foreign” corporation, and I.R.C. Section 7874(b) provides that an inverted corporation is treated as a domestic corporation for purposes of the entire Internal Revenue Code (Title 26).

Where You Can Find More Information, page 125

83.          Disclose that your Form 20-F annual report will be due four months from the end of your fiscal year.

Response:

The Company notes the Staff’s comment and has revised the disclosure to reflect that the Company’s Form 20-F annual report will be due four months from the end of the Company’s fiscal year.  Please see page 139 of Amendment No. 2.

Consolidated Statement of Changes in Equity, page F-6

84.          Please tell us the basis under IFRS for reclassifying £272.6 million of share premium to retained earnings.  Please also revise the column heading to retained deficit, or similar, as appropriate.

Response:

The Company notes the Staff’s comment and advises that a mechanism exists within the legal framework in the United Kingdom which allows a private company to cancel its share capital, including share premium and other non-distributable reserves, and to reorganize its balance sheet in order to establish reserves that can be distributed to shareholders.  This mechanism, commonly referred to as a capital reduction, requires a shareholder vote supported by a solvency statement prepared by company directors followed by appropriate filing of specified documents with the Registrar of Companies.  As described on page F-50 in Note 25.1 Share capital, Red Football Shareholder Limited effected a capital reduction on January 27, 2010 at which point the share premium account totaling £272,575,000 on that date was cancelled and credited to the retained deficit.  All accounting entries which reflect the cancellation have been recorded within equity. IFRS does not provide guidance on recognizing components of equity as distributable or non-distributable.  As such, the presentation of share premium and retained earnings reflects the legal substance of the transaction in accordance with the UK Companies Act.  This process did not change shareholder rights or ownership of the Company.

In response to the Staff’s comment, the Company has modified the column heading on page F-6 of Amendment No. 2 to read “Retained Deficit” rather than “Retained Earnings.”

Consolidated Statement of Cash Flows, page F-7

85.          We note that you repaid £249.1 million on the secured paid in kind loan, including £111.1 million of rolled up and accrued interest, during fiscal year 2011.  Please tell us how you classified the deferral of paid in kind interest and the subsequent repayment of rolled up and accrued interest in your statements of cash flows.

Response:

The Company supplementally advises the Staff that the roll up of payment in kind loan interest is a non-cash item included in “net finance costs” within the analysis of cash flows from operating activities in the statement of cash flows, pursuant to paragraph 18(b) of IAS 7 Statement of Cash Flows.

Paragraph 11 of IAS 7 requires an entity to present its cash flows from operating, investing and financing activities in a manner which is most appropriate to its business. The interest roll up process involves adding the interest to the outstanding principal such that it legally becomes part of the principal.  In addition, interest is charged on the principal amount which, according to the contract, includes rolled-up interest.  Because the rolled up interest legally becomes part of the principal, the Company classifies subsequent repayment of these amounts as financing cash flows within “Repayment of secured payment in kind loan” in accordance with IAS 7 paragraph 17(d).  The subsequent payment of interest rolled up from inception of the loan through August 2010, which was the last contractual interest roll up date in fiscal 2011, is £102.2 million.  In the Company’s judgment, this classification provides useful analysis about the nature of the rolled up interest obligation and distinguishes it from the obligation relating to the accrued interest which has not been legally rolled up into the principal.

The subsequent payment of accrued interest from September 2010 through the date of payment of £8.9 million is classified within operating cash flows as “interest paid”, in accordance with IAS 7 paragraph 33.  This interest is treated consistently with other interest paid as it has not been subject to the contractual roll up process and therefore carries different rights; notably it does not accrue interest.

On reflection of the Staff’s comment, the Company has expanded its disclosure of the consolidated statement of cash flows on pages F-7 and F-68, and the accounting policy 2.17 Borrowings on page F-17.

Notes to Consolidated Financial Statements, page F-8

Note 2:  Summary of significant accounting policies, page F-8

2.3 Segment reporting, page F-10

86.          Please explain to us why you believe that you operate as one reportable segment.  From disclosure in the business section and elsewhere, it appears that within your commercial, broadcasting and matchday sectors the type of products and the nature of the production processes is different and there maybe dissimilar economic characteristics as we note your disclosure that that your commercial business is a high growth high margin business while broadcasting and matchday provide consistent cash flow.  In addition, we note from page 92 that you have a separate management team for the commercial sector headed up by the Commercial Director of the company as well as a separate management team for the matchday sector.  Please advise.

Response:

The Company notes the Staff’s comment and advises that it considers that it engages in only one business activity: the business of operating a professional football club which generates revenue from several sources.  The analysis of revenue sectors provided; commercial, broadcasting and matchday are ancillary and wholly inter-dependent with the business activity of operating a professional football club.  This supplemental revenue analysis is provided in accordance with paragraph 32 of IFRS 8 Operating Segments.

The Company’s Executive Board functions as the chief operating decision maker (“CODM”) as defined in paragraph 7 of IFRS 8. For each of the fiscal periods presented in the Company’s financial statements included in the Registration Statement, the CODM managed the business as a whole, allocating resources and assessing performance based on a single operating and reportable segment through which the Company conducts its business.  The Company has not aggregated any operating segments as contemplated by paragraph 12 of IFRS 8.  The CODM does not review operating results at any level other than on an aggregated basis in order to make decisions about the allocation of resources or the assessment of business performance which implies that the whole business is an operating segment in accordance with paragraph 5(b) of IFRS 8. While there are separate management teams for the various sectors of the business, these individuals or teams do not have the authority to make significant resource allocation decisions independent of the CODM.

Financial information reported to the CODM for such review and decision making is the monthly Management Information (“MI”) report which contains analyses of the Company’s results presented on a consolidated basis.  The MI report contains detailed analyses of revenue by sector (Commercial, Broadcasting and Matchday).  The report also contains information on operating expenses across three categories being employee benefit expenses (also referred to as staff costs), variable costs and fixed costs, but the report does not allocate those operating expenses in total according to revenue sector.  The MI report does ascribe variable costs to revenue sectors; however, for all periods presented, variable costs did not exceed 12% of total operating expenses.  Although this relatively small amount of variable operating expense is allocated by revenue sector, the Company does not disclose a profitability measure by revenue sector because no such data is analyzed or used by the CODM for decision making nor would the CODM consider such a profitability measure meaningful.  Had such a profitability measure been calculated based on the portion of directly attributable variable costs that have been allocated by revenue sector in the MI report, the “margin percentage” (revenue less allocated variable cost as a percentage of revenues) for the Matchday, Broadcasting and Commercial sectors would have been 83%, 97% and 95%, respectively, for the year ended June 30, 2011.

The Company further advises the Staff that discrete financial information about full-time (“fixed”) staff costs, stadium and group overheads by revenue sector is not available, and historically management have not attempted to allocate the costs of operating the football club across revenue sectors as such an arbitrary allocation of costs would not provide useful information for management decision-making.  Consequently, no measures of profitability or cash generation by revenue sector are reported to the CODM, but rather only for the Company on an aggregated basis as a single operating segment

Matchday and Broadcasting revenues are described in the Registration Statement as providing consistent cash flow due to the relatively predictable nature of the revenue based on the number of games played in a Premier League season (which does not vary) and the club’s relatively consistent progression in the various cup competitions, particularly the UEFA Champions League.  Commercial income is described as being high margin because the incremental costs which arise if additional commercial revenue is generated are relatively low due to the nature of the Company’s obligations under these contracts. However, the continued demand from commercial partners to be associated with the Company, the income which can be generated from Matchday events and the value of Broadcasting contracts is directly related to the success of the First Team, and consequently, the overall financial success of the Company is directly associated with the success of the First Team.

Based on the above analysis and consistent with the principles of IFRS 8, reporting a single operating segment provides users of the Company’s financial statements with information presented on the same basis on which the CODM has allocated resources and assessed performance across the Company. The Company believes that this enables investors to understand the Company’s performance, assess the Company’s prospects for future cash flows and make informed judgments about the Company as a whole.

2.5 Revenue recognition, page F-11

a) Match Day, page F-11

87.          You state that match day income which is received in advance of the year end but relating to the following year is treated as deferred income.  Given that you may report on an interim basis in the future, it appears that it may be appropriate to remove the qualifying term “of the year end” from your policy here and throughout note 2.  Please advise.

Response:

The Company notes the Staff’s comment and advises that it has revised the qualifying language on pages F-12, F-13 and F-15 of Amendment No. 2 in reference to “year end” to indicate that income relating to future “periods” may be received in advance of the “period end.”

c) Commercial, page F-12

88.          You state that sponsorship income is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract.  Please describe for us the nature of these performance obligations and clarify whether these obligations result in recognition of revenue on a basis other than straight-line over the term of the contract.

Response:

The Company notes the Staff’s comment and advises that the performance obligations included within the sponsorship contracts typically include the right of the sponsor to utilize the Company’s intellectual property such as branding and trademarks, the provision of advertising space at Old Trafford and access to players and coaching staff for interviews and brand endorsement activities.

These performance obligations generally arise consistently throughout the term of the contracts.  However, the amount of revenue attributed by the Company to the performance obligations is usually slightly higher at the end of the contract than at the beginning, which is consistent with the payment profile set out in the contract.

Under paragraph 25 of IAS 18 Revenue, where services are performed by an indeterminate number of acts over a specified period of time, revenue is recognized on a straight-line basis unless there is evidence that some other method better represents the stage of completion.  The Company’s experience is that the later years of sponsorship contracts tend to involve more effort by the Company to support the activities of the sponsors, which increase over time, which is also reflected in the billing profile.  As a result, revenue is recognized as performance takes place which is consistent with the principle set out in IAS 18 paragraph 24.

The Company advises the Staff that if revenue was recognized on a straight-line basis, it would not result in a material impact to the financial statements.  Revenue for the year ended June 30, 2011 would have been £1.0 million higher than that reported in 2011, and the Company expects that if it applied a straight-line revenue recognition policy for the year ended June 30, 2012, revenue would be approximately £0.5 million higher than under the Company’s policy.

2.7 Deferred income, page F-13

89.          You state that income receivable prior to year end in respect of future football seasons is deferred.  With respect to the use of the term “receivable” rather than “received,” please tell us whether you recognize receivables (and offsetting deferred income liabilities) on your consolidated balance sheets in advance of the earnings process (for example, based on contractual terms).  If so, please supplementally quantify such amounts for us.

Response:

The Company notes the Staff’s comment and advises that it has recognized receivables, based on contractual terms, in advance of the earnings process.  The Company respectfully advises the Staff that it considers it appropriate to recognize the amount invoiced relating to this deferred revenue as a receivable pursuant to IAS 39 paragraph 11 which defines a financial asset as a contractual right to receive cash or another financial asset from another entity.  The counterparty to the arrangement has a contractual obligation to pay the Company based on the payment profile set out in the contract and therefore recognition of the receivable balance is considered appropriate.

The Company supplementally advises the Staff that £18.4 million and £5.7 million of receivables relating to deferred revenue have been recognized as at June 30, 2011 and March 31, 2012, respectively.  A corresponding deferred income liability balance has also been recognized within current liabilities on the balance sheet.

2.9 Property, plant, and equipment, page F-13

90.          Please describe freehold and investment property.

Response:

The Company notes the Staff’s comment and advises that its freehold property, with a net book value of £228 million as of June 30, 2011, consists principally of the Company’s ownership in the following properties:

•                  Old Trafford Football Stadium, Manchester, Lancashire

•                  Carrington Training Ground, Carrington, Trafford

The Company also advises that its investment properties, with a net book value of £6.9 million as of  June 30, 2011, primarily comprise the Company’s leasehold through March 2071 on Manchester International Freight Terminal, Westinghouse Road Trafford Park, Manchester.

In response to the Staff’s comment, the Company has revised the disclosure on page F-32 of Amendment No. 2.

2.12 Players’ registrations and football staff remuneration, page F-15

a) Remuneration, page F-15

91.          Please revise to describe loyalty fees.

Response:

The Company notes the Staff’s comment and advises that loyalty fees are awarded to recognize players for their loyalty in staying with the Club.  They are included in player contracts and are either paid in a lump sum at the beginning of a new contract, to reward past service, or paid in installments over the contract to recognize ongoing loyalty to the Club.

If the loyalty fee is to recognize past service, the loyalty fee is charged to the income statement in the period which the fee becomes payable.  If the loyalty fee is to recognize ongoing service, in accordance with IAS 19 paragraph 10, the loyalty fees are charged to the income statement over the period of related employee service.  Loyalty fees for ongoing services are only payable if the player remains with the Club.

In response to the Staff’s comment, the Company has revised the disclosure on page F-15 of Amendment No. 2.

92.          You state that remuneration is charged to operating expenses in accordance with the terms of the applicable contractual agreements.  Please clarify this disclosure to describe the period over which remuneration is recognized and the manner in which costs are recognized, for example the straight-line basis over the term of the contract, as appropriate.

Response:

The Company notes the Staff’s comment and advises that the remuneration of players and football staff is charged straight-line to the income statement over the period of related employee service in accordance with IAS 19 paragraph 10.  The amount recognized is based on the contractual amount payable to the employee for the contract period.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-14 and F-15 of Amendment No. 2.

93.                               Please revise to disclose where signing-on fees are classified on your balance sheets and statements of cash flows.  Please also tell us the amount of gross and net signing-on fees as of June 30, 2011 and December 31, 2012.

Response:

The Company notes the Staff’s comment and advises that signing-on fees are paid annually in even installments over the term of the player’s contract.  Each annual installment is typically paid at or near the beginning of the football season and the amount paid is recognized within trade and other receivables on the balance sheet.  In note 17, trade and other receivables on page F-39, these amounts appear within prepayments.  The asset balance is then amortized on a straight-line basis over the term of the fiscal year. As of June 30, 2011, December 31, 2011 and March 31, 2012, the unamortized asset balance for signing-on fees was £nil, £1.0 million and £0.5 million, respectively.

Payments for signing-on fees form part of cash flows from operating activities.

In response to the Staff’s comment, the Company has revised the disclosure on page F-15 of Amendment No. 2.

b) Initial recognition, page F-15

94.                               You state that costs associated with players’ registrations also include the fair value of any contingent consideration once payment becomes probable.  Please revise this disclosure to specify the party to whom contingent consideration is paid.

Response:

The Company notes the Staff’s comment and advises that it has revised the disclosure to specify that contingent consideration (and associated levy fees payable to the FA Premier League) is primarily payable to the player’s former club. Please see page F-15 of Amendment No. 2.

95.                               Please quantify for us amounts capitalized for non-first team players, if any, as of June 30, 2011 and December 31, 2011 and, if applicable, explain your basis for evaluating recoverability for such amounts.

Response:

The Company notes the Staff’s comment and advises that as of June 30, 2011, December 31, 2011 and March 31, 2012, amounts capitalized in relation to non-first team players were £0.5 million, £0.4 million and £0.5 million, respectively.  The Company evaluates the recoverability of these amounts by assessing the individual player’s potential to be promoted to the first team and by estimating the current value in the active transfer market for each non-first team player.  The Company also advises the Staff that non-first team players generally have shorter contracts which results in a smaller period of time over which capitalized registrations are amortized.

d) Disposals, page F-15

96.                               You state that where a part of the consideration receivable from disposals is contingent on specified performance conditions, this amount is recognized in the income statement “from” the date the conditions are met.  With respect to the use of the term “from” rather than “on,” please tell us and revise your disclosure to clarify whether you recognize contingent consideration on the date conditions are met or from the date the conditions are met to another subsequent date.

Response:

The Company notes the Staff’s comment and advises that contingent consideration from disposal of players’ registrations is recognized in the income statement on the date the conditions are met.  In response to the Staff’s comment, the Company has revised the disclosure on page F-15 of Amendment No. 2.

e) Impairment, page F-16

97.                               You state that there are certain circumstances where a player is “taken out” of the cash generating unit and provide an example in which a player sustains a career threatening injury.  Please revise this disclosure to describe all the circumstances in which players would be taken out of the cash generating unit.  Further, please tell us whether players taken out of the cash generating unit are added back to the cash generating unit and, if so, your accounting for this.

Response:

The Company notes the Staff’s comment and advises that the only circumstance where players would be considered for impairment separately is when it becomes clear that they will not be able to play again for the club.  There has never been an instance where a previously impaired player has been added back to the cash generating unit.  No players have been considered separately for impairment for any of the periods presented in the financial statements.

In response to the Staff’s comment, the Company has revised the accounting policy disclosure. Please see page 15 of Amendment No. 2.

2.14 Trade and other receivables, page F-17

98.                               You state that a provision for impairment of trade receivables is established when there is objective evidence that you will not be able to collect all amounts due according to the original terms of the receivables.  In this regard, it appears your policy could result in recognition of receivables that are less than probable of collection in situations in which collectability may be in doubt but you do not have conclusive evidence that it is probable that you will not be able to collect all amounts due.  Please clarify your policy to explain whether receivables continue to be recognized only if collection is probable or until inability to collect is probable.  Please also tell us your basis under the accounting literature for your method.

Response:

The Company notes the Staff’s comment and advises that the Company’s policy on impairment of trade receivables is that where objective evidence of an impairment exists, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows.  This is in accordance with paragraph 63 of IAS 39 Financial instruments: Recognition and measurement.  The Company’s assessment of estimated cash flows reflects the probable cash inflows and any revised expected timings of those cash inflows.

The Company notes the Staff’s comment that the policy as disclosed might suggest that impairment losses are only recognized when there is evidence that contractual amounts will not be collected and agree that this could be interpreted as requiring a high burden of proof of non-collection before any impairment is recorded.  On reflection of the Staff’s comment, the Company has revised the disclosure in Amendment No. 2.

This clarification of the policy wording has no impact on the application of the accounting policy or measurement of financial asset impairment provisions in any of the years presented.

Note 9:  Employees, page F-28

Key management compensation, page F-28

99.                               Please tell us whether key management compensation is included in the £152,915 employee costs for fiscal 2011.

Response:

The Company notes the Staff’s comment and advises that key management compensation is included in the £152.9 million of employee costs for fiscal 2011.  In response to the Staff’s comment, the Company has revised the disclosure on page F-28 of Amendment No. 2.

Note 14:  Player’s registrations, page F-34

100.                        Please revise to disclose expected amortization of players’ registrations in future periods.

Response:

The Company respectfully advises the Staff that future amortization charges in respect of player registrations will be influenced by a number of factors including; purchases of players, the amounts paid for them and length of their contracts, future disposals of players and the passage of time.  Purchases and sales of players are difficult to predict and are influenced by a range of factors including the limited transfer window for transactions and the relative balance of supply and demand for players who play in specific positions on the field.  Although specific purchases and sales are hard to predict, they are regular transactions given the nature of the business.  The Company believes that, because estimates of future amortization of player registrations are subject to many unpredictable variables, those estimates would be of limited usefulness to investors, and the Company has therefore not revised this disclosure.

Note 27:  Commitments, page F-51

27.3 Transfer fees payable, page F-51

101.                        The title of this note appears to indicate that such transfer fees are payable rather than contingently payable.  Please revise as appropriate.

Response:

The Company notes the Staff’s comment and advises that it has revised the title of the note to make clear that the transfer fees are contingently payable.  Please see page F-51 of Amendment No. 2.

102.                        We note your tabular disclosure of two categories of conditions, MUFC appearances/new contract and international appearances.  You state that additional transfer fees would be payable if certain specific performance conditions are met.  Please describe the type of conditions that trigger payment of contingent transfer fees.  Please also disclose how you evaluate whether achievement of these conditions is probable and whether the conditions are substantive.

Response:

The Company notes the Staff’s comment and advises that additional transfer fees are payable upon conditions set out in the individual contracts to acquire player registrations. These conditions are considered by management to be substantive.  Typical conditions that would trigger payment of contingent transfer fees and the criteria evaluated by management to determine whether achievement of each of those conditions is probable are set forth below.  In accordance with IAS 37 paragraph 14(b), the Company recognizes a liability for these additional payments only once it is probable that the condition will be met.  Where it is considered probable that the condition will be achieved, the contractual liability relating to the condition is capitalized as a player acquisition cost.

•                  A specified number of first team appearances - The Company estimates the probability of the player achieving the contracted number of appearances. This assessment is based on an estimate of the number of future first team appearances that an individual player is expected to make for the club. Management applies a lower probability to appearance criteria that are over one year from the assessment date.

•                  Signing a new contract — This condition is considered to be probable only once the contract is signed.

•                  A specified numbers of international appearances — The condition is considered to be probable only once the number of international appearances has been achieved since this is outside the control of the club.

In response to the Staff’s comment, the Company has revised the disclosure on page F-51 of Amendment No. 2.

Note 28:  Pension arrangements, page F-52

103.                        Please describe your contingent obligations, if any, in the event one or more of the 92 participating employers of The Football League Limited Pension and Life Assurance Scheme defaults on its contribution obligations.

Response:

The Company notes the Staff’s comment and advises that its current obligation as one of the 92 participating employers of The Football League Limited Pension and Life Assurance Scheme (the “Scheme”) is determined as a percentage of the actuarially calculated Scheme deficit by the Scheme’s Trustees (the “Trustees”).  This deficit is calculated on an actuarial basis and not in accordance with IAS 19 Employee Benefits, and the Company has no access to obtain further information.  Furthermore, the Company does not receive details from the Trustees on how the percentage is determined. However, in the event that one or more of the 92 participating employers of the Scheme defaults on its contribution obligations, the Company’s obligation as a percentage of the overall Scheme deficit will likely increase.  As of the date of the last actuarial valuation of the Scheme on August 31, 2008, the overall deficit was £13.1 million which would have represented the maximum liability of the Company at that time if all of the other participating employers were to default on their obligations.  The Company has considered whether this amount should be disclosed in accordance with IAS 37 paragraph 86, and believes that the likelihood of all the other participating employers defaulting on their obligations is remote.  In response to the Staff’s comment, the Company has revised the disclosure on page F-53 of Amendment No. 2.

Part II

Item 8.  Exhibits and Financial Statement Schedules, page II-2

104.                        Please advise whether the company is party to or has a beneficial interest in any material contracts with the Premier League or the Champions League.  If so, please file these agreements as exhibits to the registration statement.

Response:

The Company notes the Staff’s comment and advises that, as a member of the Premier League, the Company is subject to the Memorandum and Articles of Association of the Premier League (the “MAAPL”), which establish the rules and regulations governing the Premier League and its members.  The MAAPL is publicly available as part of the Premier League Handbook published on the Premier League website (http://www.premierleague.com/content/dam/premierleague/site-content/News/publications/handbooks/premier-league-handbook-2011-12.pdf).  In view of the unrestricted public availability of the MAAPL to investors via the Internet, the Company respectfully requests that it not be required to file the MAAPL as an exhibit to the Registration Statement.

As a member of the Premier League, the Company is also party to a standard media license deed (the “Deed”) applicable to all Premier League members, pursuant to which the Premier League grants to each member certain audio and visual rights in such member’s matches.  The Company respectfully submits that the Deed is entered into in the ordinary course of its business, as each Premier League member is subject to a similar deed with substantially similar terms every three years.  The Company further advises that the Deed is not a contract upon which its business is substantially dependent because the Deed itself does not generate revenue for the Company and the audio and visual rights granted under the Deed do not generate material revenue for the Company.  In view of the nature of the Deed and its insignificance to the Company’s overall business, the Company respectfully requests that it not be required to file the Deed as an exhibit to the Registration Statement.

The Company is not otherwise party to any material contracts with the Premier League or the Champions League.

105.                        We note the discussions in the prospectus of your contracts with Nike and Aon and your loan stock agreement with Sky.  Please file these as exhibits to the registration statement or explain why you believe they are not material.

Response:

The Company notes the Staff’s comment and respectfully submits that its agreements with Nike, Aon and Sky (the “Specified Agreements”) are not “material contracts” within the meaning of Item 601(b)(10) of Regulation S-K, and are accordingly not required to be filed as exhibits to the Registration Statement.  First, the Specified Agreements are entered into by the Company in the ordinary course of its business.  As disclosed in the prospectus, the Company partners with many third parties in operating its business (including other valued sponsors such as DHL, Singha, Concha y Toro, Thomas Cook, Hublot and Epson).  Second, although the

Company’s relationships with Nike, Aon and Sky are important aspects of the Company’s business, the Company is not “substantially dependent” on any of the Specified Agreements.  If any of the Specified Agreements were to be terminated, the Company submits that they would be easily replaced without substantial harm to the Company’s business or results of operations.  In particular, although Aon is currently the exclusive shirt sponsor for the team and Nike manages a significant portion of the Company’s retail, merchandising, apparel and product licensing operations, neither of the contracts with Aon and Nike have been responsible for more than 10% of the Company’s revenue in any fiscal year.  With respect to the loan stock issued to Sky Ventures Limited, with £4.7 million outstanding as of March 31, 2012, the Company does not deem the agreement to be material to its operations or consolidated balance sheet.  For the foregoing reasons, the Company respectfully submits that it is not required to file the Specified Agreements as exhibits to the Registration Statement.

***

If you have any questions regarding the foregoing, please contact Marc D. Jaffe at (212) 906-1281 or marc.jaffe@lw.com, Ian D. Schuman at (212) 906-1894 or ian.schuman@lw.com or Alex Cohen at (202) 637-2284 or alexander.cohen@lw.com.

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosures

cc:	Patrick Kuhn, Securities and Exchange Commission
Lyn Shenk, Securities and Exchange Commission
Donald Field, Securities and Exchange Commission
Justin Dobbie, Securities and Exchange Commission
Edward Woodward, Manchester United Ltd.
Ian D. Schuman, Esq., Latham & Watkins LLP
Alexander F. Cohen, Esq., Latham & Watkins LLP
Mitchell S. Nusbaum, Esq., Woods Oviatt Gilman LLP
Christopher R. Rodi, Esq., Woods Oviatt Gilman LLP
Michael P. Kaplan, Esq., Davis Polk & Wardwell LLP
John B. Meade, Esq., Davis Polk & Wardwell LLP
Jennifer Harper, PricewaterhouseCoopers LLP